 Exhibit 99.1

Date: News Release: Ticker Symbols:	July 30, 2026 26-26 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Voting Results from Annual General and Special Meeting

TORONTO, Ontario – July 30, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM), is pleased to report the voting results from the Company’s Annual General and Special Meeting of Shareholders (the “Meeting”), which was held earlier today in Toronto, Canada.

A total of 71,937,075 common shares were present or represented at the Meeting, representing approximately 68.60% of the votes attached to the issued and outstanding common shares as at June 15, 2026 (being the record date for the Meeting).

Shareholders voted in favour of each of the items of business at the Meeting as follows:

	Votes For	% For	Votes Against	% Against
Setting the Board Size at Eight	71,909,026	99.98%	14,848	0.02%
Approving the Share Compensation Plan	64,163,434	98.07%	1,264,573	1.93%
Approving the Continuance of the Company from the Business Corporations Act (British Columbia) to the Business Corporations Act (Ontario)	55,944,219	85.51%	9,483,788	14.49%
Authorizing the Board to set the number of directors of the Company in accordance with Section 125(3) of the Business Corporations Act (Ontario), conditional upon the effectiveness of the continuance into Ontario	71,898,195	99.95%	38,879	0.05%
	Votes For	% For	Votes Withheld/ Abstained	% Withheld/ Abstained
Election of Directors
Christian Kargl-Simard	64,424,032	98.47%	1,003,975	1.53%
Maryse Belanger	64,104,008	97.98%	1,323,999	2.02%
Karin Thorburn	64,104,795	97.98%	1,323,212	2.02%
Francis Johnstone	65,416,367	99.98%	11,640	0.02%
Richard Colterjohn	65,057,097	99.43%	370,910	0.57%
Frode Nilsen	65,417,216	99.98%	10,791	0.02%
Per-Erik Bjornstad	65,417,241	99.98%	10,766	0.02%
Peter Madsen	65,416,577	99.98%	11,430	0.02%
Appointment of Auditors	71,916,987	99.99%	6,888	0.01%

For more details regarding the matters presented at the Meeting, please refer to the management information circular dated June 18, 2026, which is accessible on SEDAR+ (www.sedarplus.ca) and on the website of the U.S. Securities and Exchange Commission (www.sec.gov) under the Company’s issuer profile.

All eight elected directors will serve on the Company’s Board of Directors (the “Board”) until the next annual meeting of shareholders or until their successors are elected or appointed.

Date: News Release: Ticker Symbols:	July 30, 2026 26-26 TSXV: MOON; NASDAQ: BMM

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440
Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Any forward-looking information contained in this news release represents management’s current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.